September 30, 2022

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal First Trust Exchange-Traded Fund IV Registration on Form N-1A Post-Effective Amendment No. 190 (Registration Statement File Nos. 333-174332, 811-22559)

Ladies and Gentleman:

On behalf of First Trust Inflation Focused Income ETF (the “Fund”), a series of First Trust Exchange-Traded Fund IV (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 190 was originally filed with the Securities and Exchange Commission on December 30, 2021. The Trust no longer intends to seek effectiveness of the Fund and no securities have been sold pursuant to Post-Effective Amendment No. 190 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND IV

By:	James M. Dykas
James M. Dykas,
President and Chief Executive Officer